8755 W. Higgins Road
Suite 500

Chicago, IL 60631

www.littelfuse.com

May 16, 2014

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Subject: Comments on Littelfuse, Inc. Form 10-K for fiscal year ended December 28, 2013

Filed February 25, 2014

File No. 0-20388

Dear Ms. Tillan,

I have reviewed the Staff’s letter dated May 7, 2014 to my attention regarding your comments related to the Form 10-K for the fiscal year ended December 28, 2013 (the “2013 fiscal year”) filed by Littelfuse, Inc. (the “Company”) on February 25, 2014. Below are the Company’s responses to your comments.

Form 10-K for the Fiscal Year Ended December 28, 2013

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 41

1.

We note in the first paragraph of the report that the audits also included the financial statement schedule listed in the Index at Item 15(a). Please amend the filing to include a report from your independent registered public accounting firm that also opines on your financial statement schedule.

Response

The Company will amend its Form 10-K for the 2013 fiscal year to include the required revisions to the report from our independent registered public accounting firm requested by the Staff. The Company expects to file the amendment to its Form 10-K by Wednesday, May 21, 2014.

Note 6. Investment in Unconsolidated Affiliate, page 60

2.

Please discuss your accounting with respect to the correction of the error in your income tax expense of $6.1 million. Explain why you recorded a portion of the correction related to 2012 in the fourth quarter of 2013. Provide us with your materiality analysis.

May 16, 2014

Response

As disclosed in the Form 10-K, the Company identified an error in their previous accounting for income taxes relating to an investment, and subsequent impairment thereof. The total impact of the error would be to increase income tax expense by approximately $6.1 million; of which approximately $2.8 million related to and should have been recorded in the fourth quarter of fiscal 2012, and the remainder, approximately $3.3 million, related to and should have been recorded in the first quarter of fiscal 2013.

Because the Company concluded that the portion of the error in income tax expense occurring in the 2012 fiscal year ($2.8 million) was not material, as discussed further below, to either the Company’s financial statements for the 2012 fiscal year or to the fourth quarter of the 2012 fiscal year, the Company determined that the immaterial portion of the error that occurred in 2012 should be corrected in the period in which the error was discovered (in connection with the audit of the 2013 fiscal year financial statements) in accordance with ASC Topic 250.

The Company conducted both a quantitative and qualitative materiality analysis pursuant to Staff Accounting Bulletin Nos. 99 and 108 of the impact of the error for the 2012 fiscal year on the financial statements presented in the Form 10-K filed for the 2012 fiscal year, and concluded that the impact was not material to either the fourth quarter of the 2012 fiscal year or to the entire 2012 fiscal year. In reaching that conclusion, the Company considered the following factors:

●

The additional income tax expense of $2.8 million would have increased income tax expense for the 2012 fiscal year from $24.7 million (24.7% effective tax rate) to $27.5 million (27.5% effective tax rate) and reduced net income from $75.3 million to $72.5 million (an impact of approximately 3.7%);

o	This did not impact the trend of earnings, as both as reported and adjusted net income were below prior year net income of $87.0 million;

o

The additional income tax expense related only to the loss in the Company’s investment in Shocking Technologies, which was (a) reported as a special, one-time item in the Company’s press release and earnings call, and clearly highlighted to shareholders, and (b) disclosed in full in the Company’s 2012 fiscal year Form 10-K;

●	The additional income tax expense of $2.8 million would have decreased net cash provided by operating activities for the fourth quarter of 2012 from $41.3 million to $38.5 million;

o

This did not impact the trend of earnings because both “as reported” and non-GAAP “adjusted” (as disclosed in the Company’s earnings release) net income for the fourth quarter were below prior quarter net income of $24.0 million; in addition to the fourth quarter of 2012 seasonally being a quarter with lesser earnings than the third quarter;

o

The additional income tax expense related only to the loss in the Company’s investment in Shocking Technologies, which was (a) non-recurring, (b) reported as a special, one-time item in the Company’s press release and earnings call, and clearly highlighted to shareholders, and (c) disclosed in full in the Company’s 2012 fiscal year Form 10-K;

o

The Company’s shareholders did not react adversely to the news of the Shocking Technologies impairment loss (at either 2012 year end or 2013 first quarter), i.e., they clearly viewed this as a non-recurring item and hence management expected they would take the same view as to immateriality of the income tax implications thereof;

May 16, 2014

●

The additional income tax expense of $2.8 million would have had no significant impact on the Company’s balance sheet (0.36% of total assets as of the end of the 2012 fiscal year), cash flows (2.4% of net cash provided by operating activities for the 2012 fiscal year), or Diluted Earnings Per Share (3.7%), which the Company’s management considers to be a key metric for the users of the financials;

●	The additional income tax expense of $2.8 million had no impact on analysts’ consensus estimates and did not change earnings into a loss or vice-versa;

●

The additional income tax expense of $2.8 million did not impact management’s compensation in any material way (as the Compensation Committee had already agreed to “add-back” the Shocking Technologies’ impairment loss for compensation purposes – and hence would take a similar approach for the tax thereon); and

●	The additional income tax expense of $2.8 million did not impact the Company’s compliance with any of its debt covenants.

In addition to the above factors, pursuant to Staff Accounting Bulletin No. 99, the Company also took into account additional qualitative factors, listed below, in reaching its conclusion that the portion of the error attributable to the 2012 fiscal year and the fourth quarter of 2012 was not material:

●	The Company’s earnings release on February 5, 2014, disclosed this matter and the quarters impacted in full;

●	The item was not an intentional error and not indicative of fraud or manipulation;

●	The error did not involve concealment of an unlawful transaction;

●	The item did not impact the performance of any of the Company’s segments;

●

The Shocking Technologies’ impairment was announced in a Current Report on Form 8-K on April 10, 2013.  Furthermore, although the Shocking Technologies investment, at $18.0 million, was significant, it was not material to the economics of the Company taken as a whole, e.g., as compared to total Company assets of approximately $1.0 billion, cash of $305.2 million, and equity of $686.9 million.

●

The item does not concern a consolidated subsidiary or segment of the business; this was an equity method investee, the item was limited to the full extent of the investee and there are no other such investees;

●	There are no potential future consequences of the error as to future periods, due to the complete write-off of the Company’s investment in Shocking Technologies; and

●	The item does not affect the Company’s compliance with regulatory requirements.

May 16, 2014

For the foregoing reasons, the Company concluded that the impact of the error on the fourth quarter of the 2012 fiscal year, and on the entire 2012 fiscal year, was not material, and therefore the error could be corrected in the Form 10-K for the 2013 fiscal year (since the error was discovered in connection with the audit of the 2013 fiscal year financial statements).

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 30, 2013

3.	Please tell us why you did not also file amendments to your June 29, and September 28, 2013 Forms 10-Q to correct for the error.

Response

The Company concluded that the impact of the $3.3 million income tax expense was material to the first quarter of 2013 and therefore amended their quarterly report for that period on a Form 10-Q/A filed on February 18, 2014. The Company respectfully acknowledges that the $3.3 million relating to the first quarter of 2013 would have impacted the six months ended June 29, 2013 and nine months ended September 28, 2013; however, the Company concluded that the impact on these periods were not material. In reaching that conclusion, the Company considered the factors outlined above, in response no. 2, as well as the following factors:

●

The additional income tax expense of $2.8 million (which was not recorded until identified in the fourth quarter of 2013, as previously discussed) would have had an immaterial impact on the net income for the six month period ended June 29, 2013 and the nine month period ended September 28, 2013, in that the additional income tax expense reduced net income for the six month period ended June 29, 2013 from $41.4 million to $38.6 million, and reduced net income for the nine month period ended September 28, 2013 from $68.4 million to $65.6 million;

●

The additional income tax expense also had an immaterial impact on the Company’s balance sheet as of June 29, 2013 and September 28, 2013, in that the Company’s total equity as of June 29, 2013 would have decreased from $622.7 million to $619.9 million, and the Company’s total equity as of September 28, 2013 would have decreased from $660.4 million to $657.6 million; and

●

There was no impact on the results of operations for either the three month period ended June 29, 2013 or the three month period ended September 28, 2013, as the error in the Company’s results of operations for the 2013 fiscal year occurred solely with respect to the three month period ended March 30, 2013.

In addition, because the filing of the Company’s 2013 Form 10-K was imminent, and the filing of that Form 10-K would effectively subsume the prior quarterly reports within the Form 10-K, the Company concluded that the full amount of the error (which was immaterial to the financial statements presented in the Forms 10-Q for the periods ending June 29, and September 28, 2013) would be appropriately addressed in the Form 10-K for the 2013 fiscal year. The 2013 Form 10-K was filed on February 25, 2014, approximately seven days after the 2013 first quarter Form 10-Q/A was filed.

The Company will revise the prior year comparative information presented for the 2013 fiscal second and third quarters in their 2014 quarterly reports on Forms 10-Q.

May 16, 2014

Form 8-K dated May 31, 2013 and filed June 5, 2013

4.

With respect to your May 31, 2013 acquisition of Hamlin, we note that under Item 9.01 you state that the financial statements and pro forma information required by Item 9.01 of Form 8-K will be filed by amendment no later than August 16, 2013. As we note that no amendment was filed, please tell us why. If you believe that you are not required to provide the Item 9.01 information, please tell us why and include any related calculations of the significance of the acquisition.

Response

After filing the Form 8-K in question, the Company conducted a detailed significance analysis and concluded that no financial statements or pro forma information are required to be filed in an amendment to the Form 8-K because, under each of the three tests of significance (the investment test, the income test and the asset test), the significance of Hamlin to the Company did not exceed 20%. Please see Exhibit A attached hereto for details on the Company’s calculations related to the significance of the acquisition.

Should you have any further questions, please do not hesitate to contact me at (773) 628-0810.

On behalf of the Company, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Philip G. Franklin

Philip G. Franklin

Senior Vice President and

Chief Financial Officer

773-628-0810

Exhibit A

Hamlin, Inc. -- Acquisition Significance Tests
All amounts in thousands, except for percentages

1. Investment test

Littelfuse, Inc. Total Assets - December 29, 2012	$777,728
Hamlin acquisition - Consideration Transferred	$144,400
Significance	18.6%

2. Income test

Littelfuse, Inc. Operating Income - FY 2012	$106,870
Hamlin Operating Income - FY 2012	$14,825
Significance	13.9%

3. Asset test

Littelfuse, Inc. Total Assets - December 29, 2012	$777,728
Estimated Hamlin Consolidated Assets @ 12/31/2012 (1)	$35,400
Significance	4.6%

(1) Based on purchase price of $144,400 less intangibles of $109,000 on opening BS.